July 12, 2023

Ms. Christina DiAngelo-Fettig

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Arrow Investments Trust – Arrow Reserve Capital Management ETF

Dear Ms. DiAngelo-Fettig:

On April 25, 2023, you provided oral comments regarding various financial-related filings made by the Arrow Reserve Capital Management ETF (the “ETF”). The Fund is a series of Arrow Investments Trust (the “Registrant”). Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1: Item C.9.c. of the Form N-CEN, please explain why the sub-advisor was not named in response to this item comment and explain how the Registrant will resolve the error.

Response: The Registrant notes that the sub-adviser was named in prior years, but was inadvertently omitted from the most recent Form N-CEN by the fund administrator, Ultimus, that prepares the Form, and not observed by the fund administrator, during the secondary review by the fund administrator. The Registrant’s fund administrator has confirmed that the sub-advisor name has been added to the template and will be included in the next filing.

Comment 2: In the future, in each Annual and Semi-Annual Report, please disclose a yield for zero coupon securities.

Response: The Registrant will include in future filings.

Comment 3: In the notes to the financial statements, please disclose advisory fee rate paid to sub-advisers. Please note that this item was raised in the February 25, 2021, SOX letter in which the Registrant agreed to provide this information in future filings.

Response: The 2021 comment asked that the Registrant disclose the fees paid to the sub-adviser, which the Registrant interpreted to mean disclosure of amounts paid. The Registrant notes that the sub-advisory fees paid to the sub-adviser were provided in the 2022 annual and semi-annual report. The information was removed from the January 31, 2023, annual report by the Registrant in response to a comment from the ETF’s auditor based on the fact that the adviser pays the fees, not the ETF, and therefore not directly related to the ETF’s financial statements. Future filings will include the contractual fee, as a percent of assets, paid by the adviser to the sub-adviser.

JoAnn.Strasser@ThompsonHine.com	Fax: 614.469.3361	Phone: 614.469.3265	4869-0389-1551

Christina DiAngelo Fettig July 12, 2023 Page 2

Comment 4: The Staff notes that the current fidelity bond has not been filed. Please bring the filing up-to-date and confirm that the bond will be filed timely in the future.

Response: The bond was filed on May 1, 2023 and the bond will be filed timely in the future.

Comment 5: Please note that Form N-CSR was revised to include Items 4(i) and 4(j). While the Staff recognizes that these items are generally not applicable to open-end funds, the items should be included in the Form with a notation of N/A. Please confirm this will be added in future filings.

Response: The Registrant’s administrator has confirmed that Items 4(i) and 4(j) have been added to the template and will be included in the next filing.

Comment 6: Item C.7.e. of Form N-CEN was checked, indicating that the Registrant relied on Rule 17a-7. Please confirm whether this was correct and if the Registrant relied on Rule 17a-7, please address the missing disclosure in the footnotes.

Response: The Registrant has confirmed that it did not rely on Rule 17a-7 during the reporting period, and the Registrant’s treasurer will ensure that this is corrected in the next filing.

If you have any questions or additional comments, please call me (614) 469-3265.

Very truly yours,

/s/

JoAnn M. Strasser